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                                                                     Item 77(i)

                      Terms of New or Amended Securities

              Articles Supplementary to Articles of Incorporation

In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation, effective as of November 11, 2016 and December 21, 2016, of Lord Abbett Municipal Income Fund, Inc., a Maryland corporation, authorized and established new classes of shares of each series; such new classes are designated Class T and F3, respectively. The two Articles Supplementary to Articles of Incorporation are hereby attached as Item 77Q1(d).